FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       For the month of June 2007 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

     On June 14, 2007, the Registrant announced that Tower Semiconductor to Present at the C.E. Unterberg Emerging Growth Opportunities Conference, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     TOWER SEMICONDUCTOR LTD.


Date: June 14, 2007                                  By: /s/ Nati Somekh Gilboa
                                                     --------------------------
                                                     Nati Somekh Gilboa
                                                     Corporate Secretary

TOWER SEMICONDUCTOR TO PRESENT AT THE C.E. UNTERBERG EMERGING GROWTH OPPORTUNITIES CONFERENCE

MIGDAL HAEMEK, Israel - June 14, 2007 - Tower Semiconductor Ltd. (NASDAQ: TSEM -
TASE: TSEM), an independent specialty foundry, today announced that Mr. Russell Ellwanger, Chief Executive Officer will be presenting at the C.E. Unterberg Emerging Growth Opportunities Conference at the Mandarin Oriental Hotel in New York City on Wednesday, July 11th at 1:00 p.m. EST.

A live audio web cast of Tower Semiconductor's presentation may be accessed at the company's web site (Investor Relations section), at http://www.towersemi.com, or by using the following URL:
http://www.wsw.com/webcast/ceut6/tsem/ , at 1:00 p.m. Eastern Time on Wednesday, July 11, 2007. Access to the replay will be available one hour after the web cast and will be archived for 90 days after the conference.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. (Nasdaq: TSEM, TASE: TSEM) is an independent specialty foundry that delivers customized solutions in a variety of advanced CMOS technologies, including digital CMOS, mixed-signal and RF (radio frequency) CMOS, CMOS image sensors, power management devices, and embedded non-volatile memory solutions. Tower's customer orientation is complemented by its uncompromising attention to quality and service. Its specialized processes and engineering expertise provides highly flexible, customized manufacturing solutions to fulfill the increasing variety of customer needs worldwide. Boasting two world-class manufacturing facilities with standard and specialized process technologies ranging from 1.0 to 0.13-micron, Tower Semiconductor provides exceptional design support and technical services to help customers sustain long-term, reliable product performance, while delivering on-time and on-budget results. More information can be found at http://www.towersemi.com.

CONTACT:
Tower Semiconductor
Noit Levi, +972-4-604-7066
noitle@towersemi.com

or:

Shelton Group
Jim Mathias, 972-239-5119, ext. 115
jmathias@sheltongroup.com